SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Wintech Digital Systems Technology Corporation

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(Name of Issuer)

Class A Common Stock

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(Title of Class of Securities)

97573p 10 7

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(CUSIP Number)

August 25, 2003

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

Check the following box is a fee is being paid with this statement.  [X]

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CUSIP No.

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(1) Names of Reporting Persons

Kun Tan

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(2) Check the Appropriate Box if a Member of a Group

      Not Applicable

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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization

People’s Republic of China

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Number of Shares Beneficially Owned by Each Reporting Person With

(5)  Sole Voting Power

Kun Tan

900,000 shares

6.2%

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(6)  Shared Voting Power

Kun Tan

0 shares

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(7)  Sole Dispositive Power

Kun Tan

900,000 shares

6.2%

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(8)  Shared Dispositive Power

Kun Tan

0 shares

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

Kun Tan

900,000 shares

6.2%

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(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares

No

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(11)  Percent of Class Represented by Amount in Row (9)

Kun Tan

6.2%

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(12) Type of Reporting Person

Kun Tan

IN

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ITEM 1(a).

NAME OF ISSUER

Wintech Digital Systems Technology Corporation (WDSP)

ITEM 1(b).

ADDRESS OF ISSUER’S PRINICPAL EXECUTIVE OFFICES

2nd Floor, Caihong Building, 11 Xinxi Road, Shangdi, Haidian District, Beijing, P.R. China  100085

ITEM 2(a).

NAME OF PERSON FILING

Kun Tan

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Room 1604, Building 9, Lanqiying, Tsinghua University, Beijing, China

ITEM 2(c).

CITIZENSHIP

People’s Republic of China

ITEM 2(d).

TITLE OF CLASS OF SECURITIES

Class A Common Stock

ITEM 2(e).

CUSIP NO.

97573p 10 7

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)  [   ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [   ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  [   ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [   ]  As investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)  [   ]  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  [   ]  A parent holding company or control person in accordance with § 240.13d-(1)(b)(1)(ii)(G);

(h)  [   ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j)  [   ]  Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

900,000 shares

(b)

Percent of class:

6.2%

(c)        Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:

900,000 shares   6.2%

(ii)  Shared power to vote or to direct the vote:     0 shares      0.0%

(iii)  Sole power to dispose or to direct the disposition of:   900,000 shares

6.2%

(iv)  Shared power to dispose or to direct the disposition of :    0 shares   0.0%

ITEM 5.

OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/___Kun Tan                            _09/16/2003

Kun Tan

Date

ATTENTION:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).